NEWS RELEASE

(In U.S. dollars unless otherwise noted)

EMX Purchases Royalty Portfolio over Nevada Gold Projects from Nevada Exploration

Vancouver, British Columbia, September 2, 2022 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce it has executed a purchase and sale agreement (the "Agreement") for a portfolio of royalties, with Pediment Gold LLC, a wholly-owned subsidiary of Nevada Exploration Inc. ("NGE") (TSX-V: NGE) for $500,000.  The portfolio consists of a 2% NSR royalty on NGE's Nevada gold exploration portfolio covering ~62.5 square miles in Nevada and includes four district-scale land positions as well as certain other interests.  In addition, if NGE options, farms out, or sells a project, beginning on the first anniversary of the third-party agreement, EMX will receive annual advanced royalty payments ("AAR") of $20,000 that escalate $10,000 per year and are capped at $50,000.  NGE has the right to buy back half of EMX's 2% NSR by purchasing a 0.5% NSR interest for $1,000,000 anytime prior to the 7th anniversary of the Agreement and then, if the first NSR interest is purchased, purchasing the second 0.5% NSR interest anytime prior to production for $1,500,000.

Discussion of the Portfolio. NGE's portfolio covers approximately 62.5 square miles of prospective mineral rights in Nevada and targets both Carlin and epithermal precious metal mineralization.  NGE has advanced these projects from initial targeting, using NGE's in-house ground water sampling programs and databases, and property acquisition through the collection of various geophysical datasets, geologic mapping, further bore-hole ground water sampling and in several cases, drill defined geologic orientation studies to further refine targets undercover.  The portfolio was built over a decade with more than $10,000,000 spent in exploration advancing the projects.  EMX's royalty footprints cover these key tracks of ground and provides exceptional exploration and royalty upside.

Qualified Person. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the
TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2022 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2021, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com